SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Announces Strong Q1 Results: Revenues Increase by 224% to NIS 301M; With Non-GAAP EBITDA of NIS 63M dated May 15, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Announces Strong Q1 Results: Revenues Increase by 224% to NIS 301M; With Non-GAAP EBITDA of NIS 63M

Tuesday May 15, 2:53 am ET

First Quarter After Acquisition of 012 Golden Lines Yields Good Synergy Which is Expected to Grow and Reach Full Effect by End of 2007

PETACH TIKVA, Israel, May 15 /PRNewswire-FirstCall/ -- Internet Gold, (NASDAQ NMS and TASE: IGLD) today reported its financial results for the quarter ended March 31, 2007.

On December 31, 2006, Internet Gold's 012 Smile.Communications Ltd. completed the acquisition of 012 Golden Lines. As such, Internet Gold's results for the first quarter of 2007 include the contribution of 012 Golden Lines for the first time. To assist investors in making relevant comparisons the Company has made reference to non-GAAP pro-forma Q1 2006 results, which consist of the sum of Internet Gold's results and 012 Golden Lines' results for the period. To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP") and the pro forma information, the Company also uses certain other non-GAAP measures to enhance overall understanding of its current financial performance and prospects for the future. These non-GAAP measures and pro-forma results are provided for information purposes only and are not presented in accordance with generally accepted accounting principles.

Highlights for the quarter (year over year):

- 224% increase in revenue to NIS 300.7 million (US$ 72.4 million)

- 292% increase in non-GAAP EBITDA to NIS 63.1 million (US$ 15.2 million)

- 305% increase in non-GAAP operating income to NIS 39.3 million (US$ 9.5 million)

- 162% increase in earnings per share to NIS 0.94 (US$ 0.23)


Financial Results for the First Quarter

Revenues for the first quarter of 2007 reached NIS 300.7 million (US$ 72.4 million), an increase of 224% compared with NIS 92.9 million recorded in the first quarter of 2006 and a 157% increase compared with the fourth quarter of 2006. The first quarter revenues were 19% higher than the combined revenues of Internet Gold and 012 Golden Lines on a pro forma basis in the first quarter of 2006.

Non-GAAP operating income for the quarter reached NIS 39.3 million (US$ 9.5 million), a nearly four-fold increase compared with NIS 9.7 million recorded in the first quarter of 2006, and a 193% increase compared with the fourth quarter of 2006. Non-GAAP operating income increased by 48% in the first quarter of 2007 compared to the combined non-GAAP operating income of Internet Gold and 012 Golden Lines on a pro forma basis in the first quarter of 2006.

Non-GAAP operating margin for the first quarter of 2007 rose to13% compared to 10% recorded in the first quarter of 2006 and 11% in the fourth quarter of 2006. If the operating income of Internet Gold and 012 Golden Lines had been combined for the first quarter of 2006, its operating margin on a non-GAAP pro forma basis would have been 11%.

GAAP operating income for the first quarter reached NIS 33.6 million (US$ 8.1 million). GAAP operating margin for the first quarter of 2007 was 11%.GAAP operating income for the first quarter of 2006 reached NIS 9.7 million and its GAAP operating margin was 10%. GAAP operating income for the forth quarter of 2006 reached NIS 13.4 million and its GAAP operating margin was 11%.

The difference between GAAP and non-GAAP operating income is a result of the exclusion of amortization expenses related to the acquired intangible assets from 012 in the first quarter of 2007. Non-GAAP results exclude the amortization of acquired intangible assets from 012 of NIS 5.7 million net of taxes of NIS
4.1 million, in the first quarter of 2007. Out of the total purchase price paid for the acquisition of 012 Golden Lines, a total of approximately NIS 200 million was assigned to certain intangible assets which are generally amortized on a straight-line basis over their useful lives, generally 5 to 10 years. The purchase price allocation for the acquisition of 012 is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

Net income for the first quarter of 2007 was NIS 18.5 million (US$4.5 million), or NIS 0.94 (US$ 0.23) per share, an increase of 162% compared with NIS 6.6 million, or NIS 0.36 per share, for the first quarter of 2006, and an increase of 207% compared with the fourth quarter of 2006. Net income increased by 24% compared to the non-GAAP pro forma net income of Internet Gold and 012 Golden Lines for the first quarter of 2006.

Non-GAAP EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the quarter reached NIS 63.1 million (US$ 15.2 million), an increase of 292% compared with the first quarter of 2006 and 212% compared with the fourth quarter of 2006.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The first quarter was an excellent period for Internet Gold from every perspective. The successful merger has tripled our revenues as compared with the first quarter of 2006 and quadrupled our operating income. The Internet Gold Group was successful in exhibiting high growth performance and we plan to continue focusing our efforts on generating growth into the future."

Overview of the Company's Principal Subsidiaries:

012 Smile.Communications Ltd.: Revenues for Q1 2007 increased by 258% compared with Q1 2006, reaching NIS 280.6 million (US $67.5 million). Non-GAAP operating income for Q1 2007 increased by 549% compared with Q1 2006, reaching NIS 37 million (US $8.9 million), representing a non-GAAP operating margin of 13%. Non-GAAP EBITDA for the period was 21%. Operating income for Q1 2007 was NIS
31.3 million (US $7.5 million), representing an operating margin of 11%. This compared to operating income of NIS 5.7 million and an operating margin of 7% in the first quarter of 2006.

- Broadband data: As of the end of the first quarter, the Company's broadband customer base had reached nearly 500,000 subscribers.

- Traditional voice services: For the first quarter of 2007, revenues from the Company's international telephony business grew by 413% compared with the first quarter of 2006 and 14% compared with the revenues of Internet Gold and 012 Golden Lines on a pro forma basis in Q1 2006.

- Good progress with merger: During Q1, 012 Smile.Communications began executing its merger plan, and has begun realizing synergies as projected. The effect of the merger's synergies is projected to increase in the coming quarters and to reach its full effect by the end of 2007.

- Successful bond offering: Recently, 012 Smile.Communications Ltd. completed a private placement of NIS 425 million of debt to institutional investors in Israel.

Commenting on the results, Ms. Stella Handler, CEO of Internet Gold's 100% owned subsidiary 012 Smile.Communications, said, "I am extremely pleased with our results this first quarter. While we are investing extra resources in driving forward an efficient and smooth merger process, we have continued our focus on the successful operation of all our business lines and were able to perform extremely well.

"During the first quarter, we received a full operating license and have finalized our marketing plans for launching our new Voice over Broadband (VOB) domestic telephony services. We believe that our strong positioning across Israel's ISP and international long distance ('ILD') markets, which connects us directly to more than 700,000 customers, will enable us to establish a strong market share quickly and to benefit over the long term from the expansion and deregulation of the domestic market. We trust that this new market for us, which is currently worth over one billion dollars in Israel, will indeed present our next significant growth driver."

Smile.Media Ltd.: Revenues for the first quarter of 2007 increased by 39% compared with the corresponding period of 2006, reaching NIS 20.1 million (US $4.8 million). Operating income for Q1 2007 reached NIS 3.5 million (US $0.8 million). Non GAAP EBITDA margin for the period was 23%.

- e-Advertising: On a year-over-year basis, the Group's e-Advertising revenues for the quarter rose by 30%.

- e-Commerce: On a year-over-year basis, the Group's e-Commerce revenues were up by 80% compared to the first quarter of 2006.

Commenting on the results of the Smile.Media subsidiary, Mr. Holtzman concluded, "We continue to believe strongly in the long-term potential of the interactive advertising and e-Commerce markets, and have begun executing an aggressive strategy designed to assure that we retain the leadership position we have built over the past several years. To this end, we are expanding Smile.Media's management team and investigating interesting opportunities in Israel as well as in several emerging countries in order to solidify our leadership position in these markets.

Increase in Number of IGLD Shares:Outstanding:

In April 2005, Internet Gold completed an offering in Israel of NIS 220 million of convertible bonds that was scheduled to repaid during the period April 2008 through April 2015 and warrants to purchase 2.5 million ordinary shares that are exercisable until October 15, 2007. The bonds are convertible into ordinary shares at a conversion price of NIS 40 ($9.60) per share until March 2008, at which time the conversion price will increase to NIS 50 ($12.0). The exercise price of the warrants is currently NIS 41 ($10), which price is linked to Israeli Consumer Price Index. Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their bonds and exercise the warrants. As at March 31, 2007, bond and warrant holders had converted NIS 40.9 million ($9.8 million) of the bonds into 1,023,525 ordinary shares and exercised 835,487 warrants. Subsequent to March 31, 2007 and through May 9, 2007, bond holders had converted an additional NIS 48.2 million ($11.6 million) of the bonds into 1,205,011 ordinary shares and warrants to purchase an additional 198,089 ordinary shares had been exercised, with the Company receiving NIS 8.1 million ($2.0 million) in proceeds from the exercise of the warrants.

Reconciliation Between the Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.


NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2007 (NIS 4.155 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    Consolidated Balance Sheets

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                     into US
                                                                     Dollars
                                                               NIS4.155=US$1
                              March 31 March 31    December 31      March 31
                                  2007     2006         2006            2007
                           (Unaudited) (Unaudited) (Unaudited)   (Unaudited)
                                       NIS (in                 US$ thousands
                                       thousands)

    Current assets
    Cash and cash               73,358  264,095      320,479       17,655
    equivalents
    Short-term investment          418    1,213          883          101
    Trade receivables, net     246,555   75,059      219,308       59,339
    Other receivables           44,933   14,372       42,462       10,814
    Deferred taxes               6,683      497        6,846        1,608
    Assets allocated to          6,116        -        5,927        1,472
    discontinued operations

    Total current assets       378,063  355,236      595,905       90,989

    Long-term receivables
    and non current
    assets                       2,895      477        4,238          697

    Property and equipment,    155,467   35,594      161,759       37,417
    net

    Other assets and           918,155  110,292      915,358      220,976
    deferred charges

    Total assets             1,454,580  501,599    1,677,260      350,079

  Consolidated Balance Sheets - Cont.

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      into US
                                                                      Dollars
                                                                NIS4.155=US$1
                               March 31    March 31 December 31      March 31
                                   2007        2006        2006          2007
                            (Unaudited)  (Unaudited) (Unaudited)   (Unaudited)
                                         NIS (in                US$ thousands
                                         thousands)
    Current liabilities
    Short-term bank credit      366,021     8,063      372,039      88,092
    Accounts payables           208,474    62,777      206,584      50,174
    Other payables               59,496    28,293       51,900      14,319
    Payables in respect of            -         -      584,000           -
    acquisition of 012
    Liabilities allocated to
    discontinued operations           -         -          718           -
    Total current liabilities   633,991    99,133    1,215,241     152,585

    Long-term liabilities
    Long-term loans and other
    long-term
    obligations                  53,995    27,204       19,599      12,995
    Liability for termination
    of employer-
    employee relations, net      14,207     7,324       14,844       3,419
    Deferred tax liability       38,972         -       38,246       9,380
    Debentures                  270,674         -            -      65,144
    Convertible debentures      165,668   203,703      198,998      39,872

    Total long-term
    liabilities                 543,516   238,231      271,687     130,810

    Minority interest                 -         -           89           -

    Shareholders' equity
    Ordinary shares                 216       197          199          52
    Additional paid in capital  307,111   232,476      238,776      73,913
    Accumulated deficit        (30,254)  (68,438)     (48,732)     (7,281)
    Total shareholders' equity  277,073   164,235      190,243      66,684

    Total liabilities and
    shareholders' equity      1,454,580   501,599    1,677,260     350,079

    Consolidated Statements of Operations


                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      into US
                                                                      Dollars
                                                                NIS4.155=US$1
                                                                  Three month
                         Three-month period ended    Year ended  period ended
                                    March 31        December 31      March 31
                                2007         2006        2006           2007
                             (Unaudited) (Unaudited) (Unaudited)  (Unaudited)
                          NIS thousands (except per share data)  US$ thousands

    Revenues                   300,676    92,845     413,559        72,365

    Costs and expenses:
    Cost of revenues           208,049    57,102     257,001        50,072
    Selling and marketing
    expenses                    37,571    17,785      76,188         9,042
    General and administrative  15,783     8,294      33,957         3,799
    expenses
    Amortization of acquired     5,705         -           -         1,373
    intangible assets

    Total costs and expenses   267,108    83,181     367,146        64,286

    Income from operations      33,568     9,664      46,413         8,079

    Financing expenses, net     11,153     2,559       5,614         2,684
    Other expenses (income),
    net                            460      (23)      12,813           111

    Income before tax
    expenses                    21,955     7,128      27,986         5,284

    Tax expenses                 3,520       598       1,286           847

    Minority's share (loss) in    (44)      (95)          34          (11)
    consolidated subsidiary

    Company's share in net
    loss of investees               1         -          344             -


    Net income                 18,478     6,625       26,332         4,448

    Income per share, basic
    and diluted
    Basic income per share       0.94      0.36         1.43          0.23
    Diluted income per share     0.80      0.36         1.43          0.19

    Weighted average number of
    shares outstanding
    (in thousands)
    Basic income per share     19,658    18,432       18,438        19,658
    Diluted income per share   24,928    18,432       18,438        24,928

    Reconciliation Table of Non-GAAP Measures


                                                    Three-Month Period Ended
                                                            March 31,
                                                     2007               2006
                                                           (Unaudited)
                                                        (NIS In thousands)

    GAAP operating income                          33,568              9,664

    Adjustments
    Amortization of acquired intangible assets
    Included In operating expenses                  5,705                  -

    Non-GAAP operating income                      39,273              9,664

    GAAP tax expenses, net                          3,520                598

    Adjustments
    Amortization of acquired intangible assets
    Included In tax expenses, net                   1,655                  -

    Non-GAAP tax expenses, net                      5,175                598

    Net Income As Reported                         18,478              6,625

    Minority Interest In Operations Of
    Consolidated Subsidiaries                        (44)               (95)
    Company's Share In Net Income (Loss) Of
    Investees                                           1                  -
    Taxes On Income                                 3,520                598
    Other Expenses                                    460               (23)
    Financial Expenses                             11,153              2,559
    Depreciation & Amortization                    29,505              6,427

    Non-GAAP EBITDA                                63,073             16,091



    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 15, 2007